Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON WEDNESDAY, 25 MAY 20161

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3
of
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4 of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Wednesday, 25 May 2016 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[5]	AGAINST[5]	ABSTAIN[5]

1	To consider and approve the Report of the Board of Directors of the Company for the year 2015.

2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2015.

3	To consider and approve the Audited Financial Statements of the Company for the year 2015.

4	To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2015 in the amount and in the manner recommended by the Board of Directors.

5	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2016.

6	To consider and approve the appointment of KPMG Huazhen and KPMG, as the domestic and international auditors of the Company, respectively, for the year 2016 and to authorise the Board of Directors to determine their remuneration.

7	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of its existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of proposal and passing of this resolution at the 2015 Annual General Meeting and determine the terms and conditions of issuing.

Date	2016	Signature(s)[6]

Notes:

1.	Important: You should first review the annual report of the Company for the year 2015, which is expected to be despatched to shareholders on or before 30 April 2016, before appointing the proxy. The annual report for the year 2015 will include the Report of the Board of Directors for the year 2015, the Report of the Supervisory Committee for the year 2015 and the Audited Financial Statements of the Company for the year 2015 for review by the shareholders.

2.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4.	If any proxy other than the Chairman of the Meeting is preferred, please delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked: “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.	To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, 183 Queen’s Road East, Hong Kong within the same period.